Exhibit 99.1

Alcon Independent Director Committee Announces Meeting with Minority Shareholders

HUENENBERG, Switzerland – July 14, 2010 – The Alcon Independent Director Committee (the “IDC”) announced that it is holding a meeting for Alcon’s minority shareholders at 8:00 AM EDT today, July 14, 2010, at the Grand Hyatt New York.

The meeting will include a presentation by Tom Plaskett, Chairman of the IDC. The presentation will be followed by Q&A with the members of the IDC and their financial and legal advisors. Today’s presentation materials will be available on the IDC’s website at: www.transactioninfo.com/alcon.

Greenhill & Co., Sullivan & Cromwell LLP and Pestalozzi, Zurich, are continuing to act as financial and legal advisors to the IDC.

Media Inquiries:
Steve Lipin/Stan Neve
Brunswick Group (212) 333-3810

Investor Inquiries:
Bob Marese/Larry Dennedy
Mackenzie Partners 800-322-2885

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company’s website at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of the IDC as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger. Also, there can be no guarantee that the IDC will obtain any particular result. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.